Andrea J. · 3rd

Director at PointerTop

Greater Phoenix Area · 50 connections · **Contact info**

Telexa Inc

 Southern Oregon Un

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Experience

Chief Executive Officer

Telexa Inc · Full-time

Sep 2018 – Present · 2 yrs 4 mos

Tempe, Arizona, United States

Co-founder, President, and CEO of Telexa Inc, a telecommunications retail services business. I charge of implementing global business strategy based on the plans and agenda set by the Board of Directors.



Director

PointerTop · Contract

Jan 2017 – Present · 4 yrs

Tempe, Arizona, United States

Help set the agenda and strategy at PointerTop to maximize shareholder value. PointerTop is a innovative Software-as-a-Service company creating, developing, and distributing innovative cloud and web communications products.



VP of Marketing

Fontera Telecommunications · Full-time

Jun 1999 – Sep 2018 · 19 yrs 4 mos

Education

 **Southern Oregon University**

 **Southern Oregon University**
Bachelor's degree, Communication and Media Studies

 **University of Phoenix**
Bachelor of Business Administration - BBA, Marketing



